February 8, 2011

Sherry Haywood
Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Renewable Fuel Corp (the “Company” or “Issuer”)
Registration Statement on Form S-1
File No. 333-170542

Dear Ms. Haywood:

Enclosed is Pre-Effective Amendment One to the above Registration Statement.  The changes are made in response to staff comments to the initial Registration Statement and to make appropriate updates.  The paragraph numbers below correspond to the numbered comments in the comment letter dated December 9, 2010.

General

1.	The requested financial statements and related disclosures for our fiscal year ended September 30, 2010 have been submitted.

2.	The requested disclosures concerning impairment and its impact have been made.

Front Cover of the Registration Statement

3.	The requested telephone number of the agent for service has been included

Outside Cover Page of the Prospectus

4.	The requested disclosure adding subject to completion language has been made

5.	The page number referencing has been corrected.

Summary Information, page 2
Organization, page 2

7251 West Lake Mead Blvd., Suite 300, Las Vegas, Nevada 89128   1.702.989.8978   Fax 1.702.920.8183

6.	The mailing address and telephone number of our principal executive offices is included.

7.	The requested language has been added.

8.	The requested disclosures have been updated throughout the registration statement to indicate not commenced operations yet.

Financial Summary, page 4

9.	We have added term loan details within all summaries of financial information.

Risk Factors, page 5

10.	The requested disclosure concerning no operations has been made.

11.	The requested disclosure has been made regarding our inability to repay our debt obligations beginning in December 2010 and its consequences.

Our financial performance will be dependent on prices for raw material feedstocks and chemicals - page 8

12.	The requested disclosure has been made regarding our lack of agreements in place to acquire or hedge raw materials.

Risks Related to Management, Page 14

13.
We have updated the relevant disclosures regarding our dependency on our executive team in order to conduct our operations noting that although they have no specific biodiesel experience, they have extensive management experience and that is what we are relying on.

Selling Security Holders, page 19

14.	We have updated the listing to include all relationships between the selling security holders and any related parties or affiliates. In fact, there are none, as now indicated.

Competition, page 43

15.	The requested disclosure to say “any” has been made.

Business - page 45

7251 West Lake Mead Blvd., Suite 300, Las Vegas, Nevada 89128   1.702.989.8978   Fax 1.702.920.8183

Malaysian Production Plant - page 36
Planned Indonesian Production Plants- page 36

16.	We have expanded our disclosures relevant to the ownership and operation of our plants.

17.
We have expanded on our disclosures regarding the services that our related party contractors provide for the construction of our plants.  In addition, we have submitted as exhibits our contracts with each of the contractors.

Business Strategies - page 44

18.
We added a reference (1) next to each of the line items referring to Agreements, and added “(1) Note: Agreements are to be completed and are not yet in place” below the table. We moved fourth quarter glycerin production to Q1, 2011 on the chart.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - page 45
Critical Accounting Policies and Estimates - page 47

19.
We have added impairment of long lived assets as a critical accounting policy.   In addition, we have expanded our discussion of the facts, circumstances and assumptions used in our impairment assessment.  Additionally, we have added further disclosures regarding the impact of these impairments on our future business prospectus throughout the Registration Statement.

Liquidity and Capital Resources -page 52

20.	We have expanded our discussion of the significant covenants in place, including our ability to meet all covenants as of each reporting date, as well as future periods.

Subsequent Next Twelve Months Cash Flow- page 54

21.	We have removed these projections from this section

22.	We have removed the section on financing activities.

Executive Compensation - page 65

23.	We have included the required information by Item 402 (n)(2)(v) and (vi) of Regulation S-K and Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi).

Financial Statements
Balance Sheets - page 70

7251 West Lake Mead Blvd., Suite 300, Las Vegas, Nevada 89128   1.702.989.8978   Fax 1.702.920.8183

24.
Management has reviewed SAB Topic 5A and has determined that based upon the fact that no proceeds will be received as a result of this filing; deferred offering costs should be expensed.  These costs have been charged to operations in the attached interim financial statements for the year ended September 30, 2010.

Statements of Cash Flows - pages 73 and 89

25.
During the reporting period of September 30, 2008, based on our research on FAS 95 (ASC 230) we determined that our construction contracts with Oil-Line Engineering & Associates Sdn Bhd (“OL”) and Plant & Offshore Technology Sdn Bhd (“POT”) included payment terms which were in effect long-term financing in nature.  Specifically, payments to the contractors were remitted well after the related work was completed, if at all.  In addition, the subsequent conversion of the outstanding contractor payables into preferred stock supported our assessment that the construction contracts had embedded financing features.

26.
As noted in our response to comment #25, we have determined that the work completed by our plant contractors, and the subsequent lag in repayment represented a financing arrangement under FAS 95 (ASC 230).  As such, we have not recorded any cash payments to the contractors as cash used in investing activities.

Our historical financial statements do not reflect any receipt of loan proceeds due to the fact that Century Corp was determined to be the accounting acquirer throughout the series of transactions we entered into during the period from December 31, 2007 to September 5, 2008.  Our term loan facility was entered into by PBC, whereby all loan proceeds were received prior to PBC’s consolidation into our financial statements on September 5, 2008.  As such, those loan proceeds are not included in our historical financial statements from the period of October 1, 2006 (inception) through September 30, 2010.

Note 4 Spin off Plant Biofuels Corporation - Page 75

27.
We relied on the accounting literature under FIN 46 (ASC 810) in accounting for our relinquishment of 51% of the common shares of PBC in February 2010.  We determined that the transaction lacked any economic substance to both parties as RFC management maintained direct and indirect financial interest and management control in PBC.  As such, we determined that PBC should continue to be consolidated as a subsidiary of RFC.

In conjunction with the spinoff of PBC, we enter into a formal agreement between PBC and RFC regarding the accumulated intercompany advances made by RFC to PBC.  This intercompany loan is eliminated upon the consolidation of RFC and its subsidiaries.

Note 5 – Property, Plant and Equipment, net - Page 76
Note 5 – Property, Plant and Equipment, net - Page 98

28. The requested disclosure has been made.

7251 West Lake Mead Blvd., Suite 300, Las Vegas, Nevada 89128   1.702.989.8978   Fax 1.702.920.8183

Note 6 - Term Loans - Page 77

29. We were unable to make the first scheduled term loan payment in December 2010.  In light of this fact, we have classified the term loans as a current liability in the attached financial statements for the year ended September 30, 2010.

Note 7 – Stockholders’ Equity - Page 78
Note 7 – Stockholders’ Equity - Page 99

30. We have reviewed the key terms of our outstanding preferred stock, and determined that the key terms of the agreements have characteristics of permanent equity, as opposed to debt.  This decision was primarily driven by the fact that if RFC becomes an effective reporting company, at any time, the holders of our preferred stock (or converted debt) must convert their entire balance outstanding into one common share of RFC common stock for each dollar outstanding.

In making this assessment, we relied on SFAS 150 (ASC 480) Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity which addresses classification of preferred stock and requires liability treatment of:
•	Mandatorily redeemable shares
•	Any obligations to repurchase the firm’s own shares
•	Unconditional obligations in which the issuer must or may settle by issuing a variable number of its equity shares if:
o	Fixed monetary amount is known
o	Varies in something other than the FV of the equity shares (e.g., indexed to S&P 500)
o	Varies inversely with FV of issuer’s equity shares
•	Obligations that are to be settled by issuing a variable number of equity shares
.
Our Series A Preferred Stock has none of these characteristics requiring classification as debt.  In addition other attributes of our preferred stock, which indicate equity classification, include:
•	No settlement prescribing a transfer of cash or other assets in the foreseeable future.
•	Dividend payments are to be settled in RFC common stock.
•	Interest payments (if holder elects to convert to debt) can be made in RFC common stock or cash, at RFC's preference.
•	The Company does not have an obligation to pay debt service on converted debt until it realizes net income after tax.
•	The aforementioned requirement that all outstanding preferred stock or debt must convert to RFC common stock upon our Company becoming an effective reporting company.

Independent Auditors report - Page 85

31.	Our auditor has revised their audit opinion to include the going concern paragraph as the fourth and final paragraph.

Note 3 Business Combinations & Disposition - page 96

7251 West Lake Mead Blvd., Suite 300, Las Vegas, Nevada 89128   1.702.989.8978   Fax 1.702.920.8183

32.
We have expanded our disclosure in Note 3 to detail the series of transactions, beginning with the merger of PBC and RFC on December 31, 2007, and consummating with the September 5, 2008 merger of RFC and BRII.  We have included in this disclosure the specific individuals and/or entities which maintained control of the entities involved throughout this acquisition period.   The series of disclosures support our conclusion that Century was the accounting acquirer, and therefore our historical financial statements constitute those operating results since October 1, 2006 (Inception).

33.   Please refer to our response to comment #32

34.  Please refer to our expanded disclosures in Note 3 which outlines RFC’s acquisition of PBC on December 31, 2007 and our formation of Research as a wholly owned subsidiary of RFC on March 13, 2008.

35.
We have expanded our disclosure in Note 7 of our financial statements to signify that this common stock issuance by Century (restated in RFC shares) was to Badrul Hisham Bin Md Isa in exchange for the forgiveness of $5,530,000 of advances previously made by Badrul Hisham Bin Md Isa to Century through July 28, 2008.

36.  We have included in our updated registration statement our financial statements and disclosures for our fiscal year ended September 30, 2010.

Note 4 – Impairment of Long-Lived Assets - page 97

37.
We have updated our disclosures throughout Note 4 to specifically address the facts, circumstances and assumptions used to calculate the impairment losses incurred during our fiscal year ended September 30, 2009.  In addition, we have disclosed the impact that the global credit crises, coupled with changes in the biodiesel industry led to the impairment of assets during FY2009, as opposed to earlier periods.

Exhibits - page 119

38.  We have filed the term loan credit facilities and biodiesel production licenses as exhibits to our Registration Statement.

Undertakings

39.  We have deleted the undertakings from Section 4.

This concludes our response to your comment letter of December 9, 2010.  We look forward to next steps and the Securities and Exchange Commission’s determinations.

Sincerely,

William Van Vliet
Chairman and CEO

Cc: Michael Williams, Esq.

7251 West Lake Mead Blvd., Suite 300, Las Vegas, Nevada 89128   1.702.989.8978   Fax 1.702.920.8183